Exhibit 99.1
PROVINCE OF MANITOBA

2007/08 QUARTERLY FINANCIAL REPORT
APRIL TO DECEMBER 2007
NOTES TO THE QUARTERLY FINANCIAL REPORT
Budget 2007 is the first Summary Budget produced by the Government of Manitoba that aligns with the accounting standards set by the Public Sector Accounting Board (PSAB), which require provincial governments to report on the broader definition of government. It consolidates the budget plan for core government with projections for all Crown organizations, regional health authorities, hospitals, colleges, universities and school divisions in the province to fully reflect Generally Accepted Accounting Principles (GAAP). The consolidation of these entities and core government is the Government Reporting Entity (GRE).
The transition to Summary Budgeting and Reporting requires not only that the annual budget and financial statements (public accounts) be tabled on a summary basis, but that all financial reporting, including quarterly reporting, must be transitioned to represent the GRE. In addition, quarterly reporting must also be made consistent with GAAP. As noted in the 2007 Budget, the government’s quarterly financial reporting will remain largely unchanged for 2007/08. In 2008/09, appropriate changes will be introduced and the transformation of quarterly reporting will be completed by the end of 2009/10.
Consistent with the transition plan, this report presents an updated 2007/08 year-end forecast for the GRE consolidating information from entities directly and indirectly controlled by government, such as universities, public schools and government business enterprises. However as outlined in Budget 2007, the existing relationship between the government and the related entities does not change. The normal governance relationships between the government and these entities, and between the entities and their Boards and stakeholders, are not affected by the financial reporting process, other than that the entities must provide financial information to the government on a regular basis.
The report also presents the unaudited financial results of the core government for the third quarter of the 2007/08 fiscal year. The core government figures are based on the structure established in the Estimates of Expenditure and Revenue for the fiscal year ending March 31, 2008. The comparative data provided for the 2006/07 fiscal year has been restated to reflect the current structure.
GOVERNMENT REPORTING ENTITY
YEAR END PROJECTION
Summary net income for the government reporting entity is currently projected to be $329.4 million, $154.6 million higher than the $174.8 million forecast in the 2007 Budget. The increase is primarily the result of higher projected net income from Government’s other reporting entities, most notably Manitoba Hydro and Manitoba Agricultural Services Corporation.
The forecast for core government projects revenues exceeding expenditures by $102.0 million, up $26.0 million from the 2007 Budget before budgeted transfers to the Debt Retirement Fund of $110.5 million and $37.0 million from the Fiscal Stabilization Fund (FSF) for wait time initiatives prepaid by the federal government in 2005. The projected improvement in core government results in a net draw of $11.0 million from the FSF.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
     Core government revenues are forecast to be $290.2 million higher than budget, primarily as a result of increased taxation revenues of $278.7 million and other own source revenues of $36.9 million. Individual income taxes are up $132.4 million and corporation income taxes are up $77.9 million based on revised estimates from Canada. Retail sales tax has increased $50.0 million reflecting the continued strength of Manitoba’s economy and mining tax is up $23.0 million from budget reflecting the upswing in that industry. Own source increases are the result of revised projections from Manitoba Lotteries Corporation and Manitoba Liquor Control Commission. Overall, federal transfers are down $25.4 million from budget as a result of slower than anticipated resolution of the agreement for infrastructure renewal, a decrease of $45.6 million, and a deferral of $13.1 million in project costs for the floodway expansion program to next year. Partially offsetting these decreases is the new Community Development Trust funding recently announced by the Government of Canada in the amount of $41.9 million.
     As previously reported, the projection for core government expenditures includes $40.0 million for the Canadian Museum for Human Rights, an increase in emergency expenditures for forest fire suppression activities and increased support for the agriculture industry, which is now forecast to be $69.2 million, primarily for income stabilization in the ruminant and hog sectors. As well, cost pressures in health care will require an additional $42.1 million primarily for Regional Health Authorities’ operations and medical remuneration. Cost increases of $13.4 million are forecast in Family Services and Housing for child protection and in the Department of Justice of $9.0 million to address increasing costs in corrections. Assistance of $21.0 million is being provided to the Manitoba Housing and Renewal Corporation to initiate housing projects for which funding was received last year from Canada and $9.0 million in one-time capital grant funding is being provided to post-secondary institutions. In total, core government expenditures are forecast to be $264.2 million higher than budget.
GOVERNMENT REPORTING ENTITY
PROJECTION OF NET INCOME
FOR THE YEAR ENDED MARCH 31, 2008
(UNAUDITED)
($millions)

	2007/08 FORECAST			2007/08 BUDGET
	OTHER			OTHER
	CORE	REPORTING(1)		CORE	REPORTING(1)
	GOVERNMENT	ENTITIES	SUMMARY	GOVERNMENT	ENTITIES	SUMMARY

Revenue	9,592	2,752	12,344	9,302	2,507	11,809

Expenditure	9,490	2,525	12,015	9,226	2,408	11,634

Net Result for the Year	102	227	329	76	99	175

Transfer to Debt Retirement Fund	(110)	110	—	(110)	110	—

Transfer from Fiscal Stabilization Fund	11	(11)	—	37	(37)	—

Net Income	3	326	329	3	172	175

1.	This column includes consolidation impacts and the revenues and expenditures of other reporting entities.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
THIRD QUARTER — ACTUAL TO ESTIMATE
The third quarter net result of revenue exceeding expenditure by $103.2 million was $177.7 million higher than the estimate of expenditure exceeding revenue by $74.5 million. Third quarter revenue was $56.5 million higher than estimated primarily as a result of higher than projected taxation revenues and timing of receipts while third quarter expenditures were $121.2 million lower than estimated primarily as a result of timing.
THIRD QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS
The net result for the third quarter was $54.6 million higher than for the same period last year. Total revenues were $441.7 million more than the same period last year, reflecting budgeted increases in both own source revenue and transfers from the Government of Canada.
Total expenditures were $387.1 million higher than the previous year. Program expenditures were $416.0 million higher, primarily reflecting budgeted increases and debt servicing costs were $28.9 million lower primarily as a result of timing. The largest increases in program expenditures occurred in the departments of Health, Family Services and Housing and Education, Citizenship and Youth. As well, statutory election costs of $9.4 million are included in the third quarter program expenditures.
THIRD QUARTER — CAPITAL INVESTMENT
Total expenditures related to tangible capital assets were $128.1 million higher than the same period last year, primarily related to increased construction activity on provincial highways and roads and the Manitoba Floodway Expansion. Expenditures for tangible capital assets were $367.6 million, $54.7 million less than estimated for the end of the third quarter, reflecting the deferral of some components of the Manitoba Floodway Expansion to next year and timing variances for highway related activities.
DEBT/PENSION REPAYMENT
The 2007 Budget provides for a $110.5 million contribution to the Debt Retirement Fund. An allocation committee will determine the share of those funds directed to pension or general purpose debt. In the 2007 Budget, the allocation is $85.5 million to the pension liability and $25.0 million for general purpose debt.
COMPLIANCE WITH BALANCED BUDGET LEGISLATION
The Balanced Budget, Debt Repayment and Taxpayer Accountability Act includes a requirement for the Minister of Finance to report on compliance with the Act in the government’s Third Quarter Financial Report (for the period ending December 31). Based on the projection of summary net income of $329.4 million and a net result of $2.5 million on core government operations, after transfers to the Debt Retirement Fund and from the Fiscal Stabilization Fund, the government will be in compliance with the Act.
FISCAL STABILIZATION FUND
The fund is projected to have a balance of $683.4 million at the end of the fiscal year. The projected status of the Fiscal Stabilization Fund is provided on page 14.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
BORROWING ACTIVITY AND SUMMARY NET DEBT
Outstanding provincial borrowings will fluctuate during the fiscal year as a result of the timing of borrowing activities of the Province. While current accounting standards identify net debt as the best presentation of a government’s financial position, certain valuations used in the calculation of net debt are not available on a quarterly basis. However using information that was provided at the end of the third quarter, it is expected that summary net debt will be lower than the 2007 Budget projection of $11.1 million.
The original estimate of borrowing requirements identified in the 2007 Budget was $2,946.2 million including refinancing of maturing debt, the funding of the Province’s pension liability for the Teachers’ Retirement Allowances Fund (TRAF), funding for Manitoba Hydro, Capital Investments, Health’s capital programs and new self sustaining requirements. In order to take advantage of market opportunities the September borrowing estimate of $2,773.2 million has been amended to the original borrowing requirement disclosed in the Budget.
At December 31, 2007 outstanding Provincial Borrowings, Guarantees and Obligations were $17,856.9 million, $1,290.2 million higher than the March 31, 2007 balance of $16,566.7 million, primarily reflecting the government’s decision to borrow $1,500.0 million to pay down a significant part of the unfunded Teachers’ Retirement Allowances Fund pension liability.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Revenue

Own Source Revenue	4,366,289	4,283,113	83,176	4,092,993	273,296

Government of Canada	2,441,048	2,467,725	(26,677)	2,272,613	168,435

Total Revenue	6,807,337	6,750,838	56,499	6,365,606	441,731

Expenditure

Program Expenditure	6,504,805	6,608,562	(103,757)	6,088,802	416,003

Debt Servicing	199,373	216,799	(17,426)	228,246	(28,873)

Total Expenditure	6,704,178	6,825,361	(121,183)	6,317,048	387,130

Net Result December 31, 2007	103,159	(74,523)	177,682	48,558	54,601

Transfer to Debt Retirement Fund	—	—	—	—	—

Transfer from the Fiscal Stabilization Fund	—	—	—	—	—

Net Income (Loss)	103,159	(74,523)	177,682	48,558	54,601

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance

Taxation:
Finance
- Individual Income Tax	1,632,767	1,591,091	41,676	1,520,934	111,833
- Corporation Income Tax	253,216	246,472	6,744	273,920	(20,704)
- Corporation Capital Tax	125,391	122,112	3,279	120,498	4,893
- Gasoline Tax	105,135	102,337	2,798	103,226	1,909
- Insurance Corporations Tax	46,384	45,979	405	44,692	1,692
- Land Transfer Tax	37,884	35,155	2,729	31,615	6,269
- Levy for Health and Education	224,654	221,780	2,874	208,794	15,860
- Mining Tax	97,491	96,000	1,491	38,552	58,939
- Motive Fuel Tax	64,201	61,656	2,545	59,062	5,139
- Retail Sales Tax	935,895	911,595	24,300	854,574	81,321
- Tax Administration and Miscellaneous Tax Act	44,845	45,697	(852)	44,164	681
- Tobacco Tax	130,734	140,392	(9,658)	150,776	(20,042)
- Other Taxes	2,387	2,343	44	2,342	45

	3,700,984	3,622,609	78,375	3,453,149	247,835
Science, Technology, Energy and Mines
- Oil and Natural Gas Tax	7,601	9,593	(1,992)	11,047	(3,446)

	3,708,585	3,632,202	76,383	3,464,196	244,389

Other Revenue:
Automobile and Motor Carrier Licenses and Fees	76,645	68,908	7,737	70,434	6,211
Justice	30,878	32,122	(1,244)	29,832	1,046
Water Power Rentals	88,315	82,339	5,976	81,626	6,689
Manitoba Lotteries Corporation	211,000	211,000	—	200,000	11,000
Manitoba Liquor Control Commission	135,600	144,600	(9,000)	141,200	(5,600)
Other Sources	115,266	111,942	3,324	105,705	9,561

	657,704	650,911	6,793	628,797	28,907

Total Own Source Revenue	4,366,289	4,283,113	83,176	4,092,993	273,296

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance
Government of Canada:
Equalization	1,359,143	1,359,143	—	1,277,708	81,435
Bill C-48	—	—	—	48,911	(48,911)
Canada Health Transfer (CHT)	605,053	605,271	(218)	572,281	32,772
Canada Social Transfer (CST)	255,874	255,963	(89)	246,487	9,387
EcoTrust Fund	53,820	53,820	—	—	53,820
Child Care	9,000	8,998	2	23,683	(14,683)
Health Funds	38,740	45,604	(6,864)	8,343	30,397
Departments
- Labour Market Agreements	67,977	67,977	—	46,335	21,642
- Other Agreements	51,441	70,949	(19,508)	48,865	2,576

Total Government of Canada	2,441,048	2,467,725	(26,677)	2,272,613	168,435

Total Revenue	6,807,337	6,750,838	56,499	6,365,606	441,731

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF PART A - OPERATING EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance
Legislative Assembly	30,672	31,184	(512)	19,946	10,726
Executive Council	2,338	2,414	(76)	2,458	(120)
Aboriginal and Northern Affairs	27,168	29,731	(2,563)	26,366	802
Advanced Education and Literacy	397,027	396,417	610	382,323	14,704
Agriculture, Food and Rural Initiatives	94,978	105,230	(10,252)	91,174	3,804
Civil Service Commission	3,965	4,166	(201)	3,398	567
Competitiveness, Training and Trade	67,497	67,665	(168)	66,373	1,124
Conservation	88,745	91,591	(2,846)	81,615	7,130
Culture, Heritage, Tourism and Sport	66,840	68,287	(1,447)	64,117	2,723
Education, Citizenship and Youth	991,861	1,024,553	(32,692)	940,296	51,565
Employee Pensions and Other Costs	57,594	55,877	1,717	51,894	5,700
Family Services and Housing	807,081	809,381	(2,300)	741,402	65,679
Finance - Departmental Costs	81,527	83,439	(1,912)	81,311	216
Finance - Debt Servicing Costs	199,373	216,799	(17,426)	228,246	(28,873)
Health	2,911,574	2,909,417	2,157	2,682,039	229,535
Healthy Child Manitoba	17,833	18,617	(784)	18,234	(401)
Infrastructure and Transportation	350,208	357,453	(7,245)	332,484	17,724
Intergovernmental Affairs	161,214	189,477	(28,263)	164,399	(3,185)
Justice	214,006	221,021	(7,015)	203,248	10,758
Labour and Immigration	27,310	31,328	(4,018)	22,912	4,398
Manitoba Seniors and Healthy Aging Secretariat	719	794	(75)	660	59
Science, Technology, Energy and Mines	58,072	61,888	(3,816)	52,238	5,834
Water Stewardship	19,620	20,284	(664)	18,570	1,050
Enabling Appropriations	1,459	2,348	(889)	1,661	(202)
Other Appropriations	25,497	26,000	(503)	39,684	(14,187)

Total Expenditure	6,704,178	6,825,361	(121,183)	6,317,048	387,130

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF PART B - CAPITAL INVESTMENT
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
(UNAUDITED)
($000s)

	2007/08	Comparison to 2007/08		Comparison to 2006/07
	ACTUAL	Estimate	Variance	Actual	Variance
Legislative Assembly	5	15	(10)	6	(1)
Agriculture, Food and Rural Initiatives	—	225	(225)	—	—
Competitiveness, Training & Trade	1,392	1,900	(508)	—	1,392
Conservation
General Assets	677	875	(198)	1,306	(629)
Infrastructure Assets	6,060	5,970	90	5,328	732

Total Conservation	6,737	6,845	(108)	6,634	103

Culture, Heritage, Tourism and Sport	—	30	(30)	31	(31)
Education, Citizenship and Youth	152	175	(23)	—	152
Family Services & Housing	1,048	1,298	(250)	1,409	(361)
Finance	515	562	(47)	1,084	(569)
Health	212	290	(78)	153	59
Infrastructure and Transporation
General Assets	49,677	57,976	(8,299)	26,631	23,046
Infrastructure Assets	303,217	345,891	(42,674)	198,741	104,476

Total Infrastructure and Transportation	352,894	403,867	(50,973)	225,372	127,522

Justice	535	1,361	(826)	484	51
Science, Technology, Energy and Mines	3,906	5,648	(1,742)	4,100	(194)
Water Stewardship	210	132	78	278	(68)

Total Capital Assets	367,606	422,348	(54,742)	239,551	128,055

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
December 31, 2007
(with comparative figures for March 31, 2007)
(UNAUDITED)
($000s)

	Canadian	Canadian	Increase
	Dollar	Dollar	(Decrease)
	Valuation	Valuation	December 31, 2007
	(Note 1)	(Note 1)	over
	December 31, 2007	March 31, 2007	March 31, 2007
Provincial Borrowings Payable in:
Canadian Dollars	15,232,978	13,661,521	1,571,457
Issues Hedged to Canadian Dollars	3,383,050	3,482,100	(99,050)
U.S. Dollars	1,880,404	2,194,026	(313,622)
Issues Hedged to U.S. Dollars	522,657	609,829	(87,172)

Subtotal Provincial Borrowings	21,019,089	19,947,476	1,071,613

Guarantees and Obligations Payable in:
Canadian Dollars	738,834	1,406,776	(667,942)
U.S. Dollars	—	—	—

Subtotal Guarantees and Obligations (Note 2)	738,834	1,406,776	(667,942)

Subtotal Provincial Borrowings, Guarantees and Obligations (Note 3)	21,757,923	21,354,252	403,671
Less: Sinking Fund Investments	(3,850,006)	(4,736,510)	(886,504)
Less: Debt Retirement Fund	(51,000)	(51,000)	—

Total Provincial Borrowings, Guarantees and and Obligations Outstanding (Note 4)	17,856,917	16,566,742	1,290,175

Note to Reader:
Outstanding provincial borrowings will fluctuate during the fiscal year as a result of the timing of borrowing activities of the Province. While current accounting standards identify net debt as the best presentation of a government’s financial position, certain valuations used in the calculation of net debt are not available on a quarterly basis. Net debt is defined as total liabilities less the financial assets available to repay those liabilities. The Public Accounts for the year ended March 31, 2007 reflected net debt of core government operations (the operating fund) to be $8.3 billion (see Public Accounts, Volume 1, Page 107) and for the government reporting entity to be $10.4 billion (see Public Accounts, Volume 1, page 56).

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
CORE GOVERNMENT
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
December 31, 2007
(with comparative figures for March 31, 2007)
NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at December 31, 2007 and at March 31, 2007. As at December 31, 2007, the U.S. dollar exchange rate was $0.9881 ($1.1529 at March 31, 2007).

2.	Includes borrowings of Manitoba Hydro which has been guaranteed by the Province, Government Enterprises and other payables and third party debt of health care facilities.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2007, total provincial borrowings and guarantees were payable 89% in Canadian dollars and 11% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown Organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings was payable 67% in Canadian dollars (62% at March 31, 2007) and 33% in U.S. dollars (38% at March 31, 2007).

4.	The above borrowings, guarantees and obligations were outstanding for the following purposes:

	December 31, 2007		March 31, 2007
	($ Thousands)	($ Per Capita)	($ Thousands)	($ Per Capita)
		(Note 5)		(Note 5)
Government Programs — General	6,593,028	5,538	6,564,303	5,547
Manitoba Hydro	6,555,488	5,507	6,636,123	5,608
Capital Investments	969,917	815	749,221	633
Health Facilities	860,219	723	780,219	659
Government Enterprises and Other (Note 6)	173,805	146	533,152	451
Other Crown Organizations	1,204,460	1,012	1,303,724	1,102

Subtotal	16,356,917	13,741	16,566,742	14,000

Government Programs — TRAF (Note 7)	1,500,000	1,260	—	—

Total	17,856,917	15,001	16,566,742	14,000

	(Note 8)
5.	Per Capita data is based upon population figures at October 1, 2007 and April 1, 2007 as reported by Statistics Canada.

6.	Includes debentures issued by hospitals which are held by government enterprises, amounts owed to the federal government and other long term loans payable to government enterprises.

7.	On October 1, 2007, the government made a contribution of $1,002 million to the Teachers’ Retirement Allowances Fund (TRAF). This contribution, together with the initial contribution of $500 million on April 2, 2007 has reduced the government’s net pension liability from $1,922 million to $420 million.

8.	Provincial borrowings, guarantees and obligations increased by $1,290.2 million. Increases in borrowings were primarily due to the funding of the Province’s contribution to its liability for the TRAF, Capital Investments and Health Facilities borrowings. The increases in borrowings were offset by a reduction in the liability to Government Enterprises. Manitoba Hydro’s capital program borrowings were offset by the impact of a stronger Canadian dollar and an increase in its sinking fund contribution. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar borrowings.

9.	Manitoba’s net general purpose debt to GDP ratio is projected to be 13.3% in 2007/08, down from 14.7% in 2006/07 and from 20.9% in 1999/2000. GDP data reflects the latest information available from Manitoba Bureau of Statistics.

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PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
DEBT RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2008
(with comparative figures for March 31, 2007)
($000s)

	2007/08	2006/07
	Projection (1)	Actual (2)
Fund Balance, Beginning of Year	51,000	25,000

Contribution	110,495	110,495
Interest	2,000	1,000
Transfer to Pension Assets Fund	(85,495)	(85,495)

Fund Balance, End of Year	78,000	51,000

Notes:

(1)	Based on projection included in the 2007 Budget.

(2)	Based on 2006/07 Public Accounts.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
PENSION ASSETS FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2008
(with comparative figures for March 31, 2007)
($000s)

	2007/08	2006/07
	Projection (1)	Actual (2)
Fund Balance, Beginning of Year	699,264	536,986

Contributions:
Teachers’ Retirement Allowances Fund(3)	1,502,000	—
Debt Retirement Fund (4)	85,495	85,495
Net Investment Earnings	26,000	66,545
Current Service Contributions	79,300	10,238

	1,692,795	162,278

Transfers
Teachers’ Retirement Allowances Fund Pension Payments(3)	(134,000)	—

Fund Balance, End of Year	2,258,059	699,264

Notes:

(1)	Based on YTD earnings and contributions (extrapolated to March 31, 2008).

(2)	Based on 2006/07 Public Accounts.

(3)	Reflects the impact of the government’s decision to fund 75% of the employer’s liability.

(4)	Based on projection included in the 2007 Budget.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2007
FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2008
(with comparative figures for March 31, 2007)
($000s)

	2007/08	2006/07
	Projection	Actual (2)
Health Programs

Fund Balance, Beginning of Year	175,195	202,411
Interest Earnings	6,086	7,856
Wait Time Reduction (1)	(37,000)	(27,419)
Other Health Related Programming	—	(7,653)

Fund Balance, End of Year	144,281	175,195

General Programs

Fund Balance, Beginning of Year	487,955	329,576
Interest Earnings	22,632	12,792
Recovered from Health Programs
- Wait Time Reduction Programming	26,000	27,419
- Other Health Related Programming	—	7,653
Year-end Core Government Result (1)	2,500	110,515
General Requirements	—	—

Fund Balance, End of Year	539,087	487,955

Total Fund Balance, End of Year	683,368	663,150

Notes:

(1)	Based on third quarter projections.

(2)	Based on 2006/07 Public Accounts.